This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The offer (as defined below) is made solely pursuant to the Offer to Purchase, dated July 5, 2001, and the related Letter of Transmittal and any amendments or supplements thereto and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser (as defined below) by Salomon Smith Barney Inc., the Dealer Manager, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SMC Corporation
at
$3.70 Net Per Share
by
Salmon Acquisition Inc.,
a wholly owned subsidiary of
Monaco Coach Corporation

    Salmon Acquisition, Inc., an Oregon corporation ("Purchaser") and a wholly owned subsidiary of Monaco Coach Corporation, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock (the "Shares") of SMC Corporation, an Oregon corporation (the "Company"), at $3.70 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 5, 2001, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to Wells Fargo Bank Minnesota, N.A. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 1, 2001, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which would constitute at least 51% of the outstanding Shares on a fully diluted basis. The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 23, 2001 (the "Merger Agreement") among Parent, Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or the Company or any subsidiary of Parent or the Company or by shareholders, if any, who are entitled to and properly exercise appraisal rights under Oregon law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest, as set forth in the Merger Agreement and described in the Offer to Purchase.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders whose shares have been accepted for payment.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares or timely confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, August 1, 2001, unless and until Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Purchaser may, without the consent of the Company, and Purchaser expressly reserves the right (but shall not be obligated) to, extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, (a) if at the Expiration Date any of the conditions to Purchaser's obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the Securities Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or (c) if all conditions to Purchaser's obligation to accept for payment and pay for Shares are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 20 business days (for all such extensions) beyond the latest expiration date that would otherwise be permitted under clause (a) or (b) of this sentence.

    If all of the conditions to the Offer are not satisfied on the Expiration Date, then Purchaser may extend the Offer for one or more periods of time until such conditions are satisfied or waived. Any such extension will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Except as otherwise provided below, tenders of Shares are irrevocable.

    Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, except (i) that tendered Shares may also be withdrawn at any time after September 3, 2001 unless accepted for payment before then as provided in this Offer to Purchase, and (ii) as provided below with respect to a subsequent offering period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date.

    Under the Merger Agreement and pursuant to Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser may, subject to certain conditions, elect to provide a subsequent offering period following the Expiration Date. Purchaser does not currently intend to provide a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to shareholders tendering shares in the Offer or in a subsequent offering period, if one is included. See Section 1 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Company, the Depositary, the Information Agent (set forth below), the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

    The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gains is 20%, and the deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

    Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, subject to (a) the terms of the Merger Agreement, which contain certain conditions that may not be waived and modifications that may not be made without the consent of the Company, and (b) the rules and regulations of the Commission.

    The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

    The Offer to Purchase and Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the offer.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue 20th Floor
New York, NY 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll-Free: (888) 750-5834

The Dealer Manager for the Offer is:

Salomon Smith Barney
388 Greenwich Street
New York, New York 10013
Call Toll-Free (800) 220-7501

July 5, 2001